SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM N-CR

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Part A: General information

Item A.1	Report for 02/26/2016

Item A.2	CIK Number of registrant - 0000806944

Item A.3	EDGAR Series Identifier - S000006569

Item A.4	Securities Act File Number - 033-15238

Item A.5	Name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR

James Clark james_clark@putnam.com 617-760-8939

Part B: Default or event of insolvency of portfolio security issuer – NOT APPLICABLE

Part C: Provision of financial support to fund

Item C.1	Description of nature of support – Capital Contribution

Item C.2	Person providing support –Putnam Investments, LLC

Item C.3

Brief description of relationship between the person providing support and the fund –

Putnam Investments, LLC is the indirect parent company of Putnam Investment Management, LLC, the investment advisor to Putnam Tax Exempt Money Market Fund.

Item C.4	Date support provided – February 26, 2016

Item C.5	Amount of support - $20,236.24

Item C.6	Not applicable.

Item C.7	Not applicable.

Item C.8	Brief description of reason for support – The capital contribution was made by Putnam Investments, LLC in order to offset historical realized losses incurred by the Fund. The amount of the contribution is equal to the difference between the value of the Fund’s net assets as of February 25, 2016 and the net asset value, calculated using the amortized cost method in accordance with Rule 2a-7 under the Investment Company Act of 1940, of the Fund’s shares outstanding as of February 25, 2016. The contribution, in the amount noted above, is being made in connection with the previously announced liquidation of Putnam Tax Exempt Money Market Fund, which is scheduled to occur on March 23, 2016. The capital contribution is non-share-based, and Putnam Investments, LLC has no claim on the Fund’s assets in respect of the contribution.

Item C.9	Term of support – One-time contribution

Item C.10	Brief description of any contractual restrictions relating to support – Not applicable

Part D: Deviation between current net asset value per share and intended stable price per share – NOT APPLICABLE

Part E: Imposition of liquidity fee – NOT APPLICABLE

Part F: Suspension of fund redemptions – NOT APPLICABLE

Part G: Removal of liquidity fees and/or resumption of fund redemptions – NOT APPLICABLE

Part H: Optional disclosure

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Putnam Tax Exempt Money Market Fund

Date: February 26, 2016

By: /s/	James F. Clark
James F. Clark
Chief Compliance Officer